February 2, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Brad Skinner Senior Assistant Chief Accountant

Re:	Silver Standard Resources Inc. Form 20-F/A for Fiscal Year Ended December 31, 2008 Filed initially on March 31, 2009 and Amended on August 10, 2009 File No. 000-26424

Dear Mr. Skinner,

We hereby acknowledge receipt of the comment letter dated December 28, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008 (the “20-F”).

Further to our initial response of January 12, 2010, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.  Terms used but not defined herein have the meanings set forth in the 20-F.

RESPONSES TO STAFF COMMENTS

Form 20-F/A for the Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects, page 2

Financial Results from Operations, page 9

1.
We note that you have not provided a discussion of your results of operations for the year ended December 31, 2006.  Please note that Item 5 of Form 20-F requires you to discuss your financial condition, changes in financial condition and results of operations for each year for which financial statements are required.

Response:

We have amended our Form 20-F to include a discussion of our results of operations for the year ended December 31, 2006 pursuant to the requirements of Item 5 of Form 20-F, as requested.  The amended Form 20-F was filed on February 2, 2010.

Note 18 – Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), page F-39

2.
We note your disclosure in which you state, “When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of a property are capitalized.”  Further, we note you state, “Once in production, any subsequent development costs would be treated as production costs charged to production.”

Under U.S. GAAP, the costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise.  Further production costs are those typically incurred to operate and maintain the mines and related equipment and facilities.  Therefore, the accounting treatment that you describe for exploration, development and production costs does not reflect sufficient distinction in the character of these costs for U.S. GAAP purposes.

Please modify your accounting policy disclosure for U.S. GAAP as necessary to differentiate between exploration, development and production costs, and to ensure correlation of these terms with your reserve findings, and stage of operations, based on the definitions set forth in Industry Guide 7.  In addition, please tell us any changes that you would need to make to your U.S. GAAP reconciliation to comply with this guidance.

Response:  In future filings, we propose to revise the note disclosure to clarify the differences between exploration, development and production costs and to explain their correlation with our reserve findings and the stage of operations as follows:

“Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred.  Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets”, are viewed as a tangible asset and capitalized.

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property, such as those relating to constructing the infrastructure necessary to extract the reserves and preparing the mine for production, are capitalized.  Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed.

Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.”

We have determined that the clarification of our accounting policy disclosure for U.S. GAAP would not result in any measurement change in our U.S. GAAP reconciliation.

Summary
We acknowledge that:
(a)	We are responsible for the adequacy and accuracy of the disclosure in our filings and this letter;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review should you have further questions or comments to the responses provided above please contact me at 604.689.3846.

Yours very truly,

/s/_Tom S.Q. Yip__________________
Tom S.Q. Yip
Chief Financial Officer
Silver Standard Resources, Inc.